White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Chapleau Resources Ltd.
#104 – 135 10th Ave. South
Cranbrook, BC V1C 2N1
Tel: (604)489-5156 Fax: (604)489-5185
Website: www.chapleauresources.com
E-Mail: info@chapleauresources.com


03050587

ɜws Release
ɲril 1, 2003
WKR NR# 03-05

Indian Ranch Agreement Executed

White Knight Resources Ltd. (TSX–WKR) and **Chapleau Resources Ltd. (TSX-CHI)** have executed an option-joint venture agreement with Placer Dome U.S. Inc. "PDUS") on their Indian Ranch property located in Eureka County, Nevada.

PDUS may earn a 60% interest in Indian Ranch by incurring minimum work expenditures of US$2.0 million over a four year period and reimbursing the companies US$40,000 for their 2002 claim filing costs. Upon vesting its 60% ownership, PDUS can elect to earn an additional 15% by financing a feasibility study on the property. Currently, White Knight holds an undivided 75% interest and Chapleau holds an undivided 25% interest in the property.

The Indian Ranch property is located directly on the Cortez gold trend. The property lies 15 miles southeast of the Gold Acres-Cortez window where past production and announced mineable reserves total 12 million ounces of gold, and six miles south of PDUS' Horse Canyon South property where exploration is ongoing around a recently discovered mineralized area which PDUS calls ET Blue. Drilling to date on Indian Ranch has found substantial gold mineralization in both upper and lower plate lithologies.

On behalf of the Board of Directors,

WHITE KNIGHT RESOURCES LTD.

"John M. Leask"

John M. Leask, P.Eng.
Chairman

On behalf of the Board of Directors,

CHAPLEAU RESOURCES LTD.

"Eric Wiltzen"

Eric Wiltzen
President